UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of, June 2019
_________________________________________________________________
Commission File Number 1-38232
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Announces Election Results for the Company’s Board of Directors	1.
2.	Report of Voting Results - National Instruments 51-102 - Continuous Disclosure Obligations - Section 11.3	3.

Document 1

NEWS RELEASE

BlackBerry Announces Election Results for the Company’s Board of Directors

WATERLOO, Ont. - June 24, 2019 - BlackBerry Limited (NYSE: BBRY; TSX:BB) announced today that the eight nominees listed in the company’s management information circular dated May 6, 2019 for the Company’s annual and special meeting of shareholders held on June 24, 2019, were elected as directors to serve until BlackBerry’s next annual shareholder meeting or until their successors are elected or appointed. The detailed results of the vote are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
John Chen	272,338,070	96.83%	8,905,391	3.17%
Michael A. Daniels	276,590,453	98.35%	4,653,008	1.65%
Timothy Dattels	279,672,323	99.44%	1,571,138	0.56%
Richard Lynch	276,486,880	98.31%	4,756,581	1.69%
Laurie Smaldone Alsup	279,689,940	99.45%	1,553,521	0.55%
Barbara Stymiest	275,432,546	97.93%	5,810,914	2.07%
V. Prem Watsa	257,956,954	91.72%	23,286,507	8.28%
Wayne Wouters	279,662,375	99.44%	1,581,086	0.56%

About BlackBerry
BlackBerry (NYSE: BB; TSX: BB) is a trusted security software and services company that provides enterprises and governments with the technology they need to secure the Internet of Things. Based in Waterloo, Ontario, the company is unwavering in its commitment to safety, cybersecurity and data privacy, and leads in key areas such as artificial intelligence, endpoint security and management, encryption and embedded systems. For more information, visit BlackBerry.com and follow @BlackBerry.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.
###

Media Contacts:
BlackBerry
(519) 597-7273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

Document 2

BLACKBERRY LIMITED
(the “Corporation”)

Annual and Special Meeting of Shareholders
June 24, 2019

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon
1. Election of Directors
The eight nominees listed in the Management Information Circular dated May 6, 2019 were elected as directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed, subject to the provisions of the Corporation's by-laws.

Nominee	Votes For	% For	Votes Withheld	% Withheld
John Chen	272,338,070	96.83%	8,905,391	3.17%
Michael A. Daniels	276,590,453	98.35%	4,653,008	1.65%
Timothy Dattels	279,672,323	99.44%	1,571,138	0.56%
Richard Lynch	276,486,880	98.31%	4,756,581	1.69%
Laurie Smaldone Alsup	279,689,940	99.45%	1,553,521	0.55%
Barbara Stymiest	275,432,546	97.93%	5,810,914	2.07%
V. Prem Watsa	257,956,954	91.72%	23,286,507	8.28%
Wayne Wouters	279,662,375	99.44%	1,581,086	0.56%

2. Appointment of Auditors
Ernst & Young LLP were re-appointed as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders of the Corporation.

	Votes For	% For	Votes Withheld	% Withheld
	366,014,496	97.84%	8,098,151	2.16%

3. Approval of Unallocated Entitlements under the Equity Incentive Plan
Approval of unallocated entitlements under the Corporation’s Equity Incentive Plan, as described in the Management Information Circular.

	Votes For	% For	Votes Withheld	% Withheld
	208,059,523	73.89%	73,527,498	26.11%

4. Advisory Vote on Executive Compensation
Approving the non-binding advisory resolution that the shareholders accept the Company's approach to executive compensation as disclosed in the Management Information Circular.

	Votes For	% For	Votes Against	% Against
	263,994,142	93.75%	17,592,878	6.25%

	DATED this 24th day of June, 2019.

		BLACKBERRY LIMITED
		/s/ Steven Capelli
		Steven Capelli - Chief Financial Officer

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	June 24, 2019	By:	/s/ Steve Rai
(Signature)
Steve Rai Deputy Chief Financial Officer